Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care appoints Jörg Häring as new Management Board member responsible for Legal, Compliance and Human Resources

•	Effective June 1, the Legal, Compliance, and Human Resources functions will be combined in a new Management Board role

•	Jörg Häring contributes his extensive expertise from the energy, industry, and healthcare sectors

Bad Homburg (March 13, 2024) Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, has announced today the appointment of Jörg Häring (54) as its new Global Head of Legal, Compliance and Human Resources. Häring, who will join the company as a member of the Management Board, will start on June 1, 2024, and also assume the role of Labor Director.

Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care AG, said: “We are delighted to welcome Jörg Häring to the Management Board of Fresenius Medical Care. With his international experience and expertise in corporate governance and legal matters, he perfectly adds to the existing Management Board team. With his proven track record of successful growth and transformation projects at multinational companies he will play a crucial role in the company’s further turnaround.”

Jörg Häring is currently a member of the Management Committee, Chief Legal & Assurance Officer, and General Secretary at the Spanish oil company Compañía Española de Petróleos (CEPSA), with global responsibility for Legal, Corporate Audit, Risk, and Compliance. Previously, he spent more than 20 years with the Siemens Group, among others as General Counsel for almost 13 years, with a wide range of regional and industry responsibilities. Häring brings excellent knowledge and a broad experience in Corporate Governance.

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Prior to joining Siemens in 2002, Häring worked at the law firm Cleary, Gottlieb, Steen & Hamilton, based in Frankfurt and Brussels. He holds a PhD in law and a degree in economics from the University of Tübingen (Germany) and has been admitted lawyer to the bar by Munich District Court II.

Helen Giza, CEO and Chair of the Management Board of Fresenius Medical Care AG, said: “Jörg joins Fresenius Medical Care with more than two decades of career experience as a senior legal executive and corporate leader in the energy and healthcare sectors. He combines strong business knowledge with great functional expertise, people skills and a focus on corporate culture. He will support our cultural change with inspiration and determination. I look forward to working with him on our transformational journey.”

“It’s an honor and a privilege to become Head of Legal, Compliance and Human Resources at Fresenius Medical Care and to lead these functions and the people strategy to the next phase in the company’s transformation. I’m very proud to partner with the employees and leaders as we work to transform the organization to serve our employees, shareholders and further stakeholders,” said Jörg Häring.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,000 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 332,000 patients around the globe and is the leading provider of dialysis products such as dialysis machines and dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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